Exhibit 99.1

AirMedia Announces Launch of Interactive Platform in Beijing Airport

Beijing, China – March 26, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it fully launched its interactive platform in Beijing Capital International Airport (“Beijing Airport”) on March 20, 2014. It also announced that all the air passengers who attend the lucky draw before June 30, 2014 will be able to obtain a complimentary one day car rental coupon provided by China Auto Rental Holdings Inc.

AirMedia developed an interactive platform with a lucky draw system on its TV-attached digital frames. The interactive platform is built on AirMedia’s TV-attached digital frames and will integrate with AirMedia’s digital TV screens in airports in the future. AirMedia currently has 438 TV-attached digital frames in Beijing Airport.

By sending a text message or scanning a QR code, air passengers can attend lucky draws. AirMedia has prepared prizes varying from month to month to better attract viewer attention. The grand prize of this April, for example, will be 4-year use rights of a Cadillac car. The mobile phone number of winners and remaining numbers of each prize will be displayed in real time on the screens.

Clients’ products will have chances to continually reach participating air passengers on their mobile phones during the process. The interactive platform will also motivate air passengers to take certain desired actions, such as to download clients’ mobile applications.

AirMedia’s TV-attached digital frames will serve as a gateway to this interactive platform. Through the gateway, the interactive platform will eventually accumulate a new user base with the data gathered during the lucky draw and continue to provide services to such users via multiple ways such as WeChat, micro-blog, mobile application and internet. Through the interactive platform, clients can continuously communicate with those air passengers not only at airports but elsewhere in their daily lives through mobile devices.

“We are extremely excited about this new product, which will not only turn around our unprofitable TV-attached digital frames and digital TV screens in airports, but also become a significant revenue stream of the Company. The interactive platform will not only increase the media value of our products by attracting greater viewer attention, but also enable us to charge clients an effectiveness based performance fee in addition to the regular display fee,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“We believe this interactive platform will not cannibalize the clients’ budgets with respect to our other product lines because the budgets for the interactive platform usually come from clients’ separate budgets for events and promotion, which we were previously rarely able to reach. We expect the interactive platform will also expand our customer base by adding clients from internet and mobile internet companies. We expect to launch this product in more airports this year,” commented Mr. James Feng, president of AirMedia, who is in charge of AirMedia’s overall sales.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 31 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn